UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the
Securities
Exchange Act of 1934 or Suspension of duty to File Reports Under Sections 13 and
15(d) of the
Securities Exchange Act of 1934
Commission File No. 000-28308
CollaGenex Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)
41 University Drive, Newtown, Pennsylvania 18940, (215) 579-7388

(Address, including zip code and telephone number, including area code, of registrant’s principal executive office)
Common Stock, $0.01 par value per share
Preferred Stock Purchase Rights
Preferred Stock
Debt Securities
Warrants

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: One (1)

     Pursuant to the requirements of the Securities Exchange Act of 1934, CollaGenex Pharmaceuticals, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By: CollaGenex Pharmaceuticals, Inc.
Dated: May 12, 2008	By: /s/ Albert Draaijer Name: Albert Draaijer Title: Treasurer and Vice President

2